SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [ X ]                        Form 40-F [     ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes            [     ]                        No            [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date April 4, 2003	By	/s/ Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
PERSONNEL CHANGES

VANCOUVER, CANADA, March 13, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated premium beverage company, announces that Donna Higgins, its Chief Controller and Vice-President of Administration, has been appointed as the Company’s Chief Financial Officer, effective April 1, 2003.

Prior to joining Leading Brands in 1999, Ms. Higgins held senior accounting and finance positions with both a large Pepsi bottler and regional beverage distributor. Ms. Higgins replaces Derek Henrey who leaves the Company to pursue an employment opportunity closer to his home. Mr. Henrey was originally hired as the CFO of Quick, Inc.

Also, Gerry Kenyon, the President of Quick, Inc. and later Chief Operating Officer of the Company’s distribution operation will be leaving the Company to pursue an opportunity with a large Eastern Canadian grocery chain. Mr. Kenyon’s remaining responsibilities will be assumed by David Read, President of LBI Brands, Inc.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Joanne Petak
Chairman and CEO	VP Marketing
Leading Brands, Inc.	Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238	Tel: (604) 685-5200 ext. 244
Email: rmcrae@LBIX.com	Email: jpeta@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
The Launch of New Fully Interactive Brand Websites
That Reflect Leadership in Their Categories

www.pezjuice.com
www.trekenergy.com

VANCOUVER, CANADA, March 20, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated premium beverage company, announces the launch of two exciting websites to support its newest brands, PEZU100% JUICEU and TREKU OPTIMIZED PERFORMANCE BEVERAGEU.

“Both websites were designed to provide our consumers with a total brand experience. The websites educate, entertain and invite interactivity and ongoing relationships”, says Ralph McRae, Chairman and CEO of Leading Brands, Inc. He adds, “We listened extensively to our consumers through in-depth interviews and reacted to their requests, wants and needs. As a result, we believe we have delivered two of the best sites on the internet for each of the two different target markets.”

The PEZ® 100% JUICE™ website is targeted at kids 5-11 and as such, it contains a multitude of games and activities in the site’s 100% FUN PARK. Kids can take a virtual ride as a boarder, skater or surfer before getting into activities like the Memory Game, Fortune Teller, Coloring Pages or Photo Gallery. For a limited time, kids are also encouraged to enter the ‘Crazy Characterz Story Contest’ for a chance to win a free case of PEZ® 100% JUICE™.

The TREK® OPB™ website is an adventure sport forum full of facts on the TREK® OPB™ superior formulations and the science behind hydration. In the site’s ‘Basecamp’ consumers can view and share their photos and travel experiences as well as check out the Trek® Bicycle 2003 Event Tour.

“There is no doubt that these two websites have hit the nail on the head with consumers and give them fantastic value for their time spent browsing. The initial response has been excellent and we look forward to more positive feedback,” says Joanne Petak, Vice-President of Marketing.

Visit                               www.pezjuice.com                              www.trekenergy.com

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez™ 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
NEW PRODUCTS FOR UNITED STATES DISTRIBUTION

VANCOUVER, CANADA, April 2, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), North America’s only independent, fully integrated, premium beverage company, announces that its wholly-owned subsidiary, Leading Brands of America, Inc., has entered into license agreements to introduce three new products to the United States.

The first two multi-year agreements involve the license by Leading Brands of America of two energy drinks – Mad Croce and Red Devile - initially in 8.4 oz and 16 oz aluminum cans, respectively. The third new agreement contemplates the development by Leading Brands of a proprietary, healthful product line that can capitalize on the fast growing nutritional supplement market. The primary benefit to Leading Brands is the access to revolutionary new technology developed in conjunction with scientists from the Harvard Medical School. This new product is contemplated to provide consumers with nutritional benefits - that presently can only be obtained by taking several large pills - in an easier to consume single serve drink format.

Leading Brands of America President Robert Miller said: “These new agreements allow us to start fulfilling our commitment to our growing US distributor network to include a full range of new and innovative beverages. Red Devile already has a following in certain markets in the US and it is hoped that we will be able to expand that presence as we grow our distribution system across the country. Mad Croce will start with an exclusive national listing with the 7-Eleven chain.”

Mr. Miller concluded: “We continue this year to concentrate on expanding distribution of TREK® Optimized Performance Beverages™ and Pez® 100% Juices™, the latter of which started rolling out in 7-Eleven and other significant National and Regional chains across the US last week.”

Leading Brands Chairman & CEO, Ralph McRae added: “We are excited about bringing our proven product development skills to bear on the nutritional supplement market. This is an extraordinary new area and our opportunity lies in bringing these historically niche but fast growing products to mainstream America. The addition of new licensed brands to our US portfolio mirrors the way in which we built our Integrated Distribution Systeme (IDS™) success across Canada.”

Mad Croc™ and Red Devil™ will be introduced within the next thirty days, whereas the new nutritional supplement will be developed over the next several months.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez™ 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

2

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.ca

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.ca

QUESTIONS:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Email advisoryaffairs@tsx.ca or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company's name), as follows:

Company Name	Phone
A – K	416-947-4538
L – Z	416-947-4616

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Call 514-788-2451

NOTE: The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

Page 1 of 31

TORONTO STOCK EXCHANGE TSX

FORM: 1 | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**14,728,669**	
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**14,728,669**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

Page 2 of 31

TORONTO stock EXCHANGE TSX

FORM: 1 | **Company Name:** **Stock Symbol:**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**3,493,994**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	Nil

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	Nil

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	10,000

Stock Option Outstanding — Closing Balance	**3,483,994**

Page 3 of 31

TORONTO STOCK EXCHANGE TSX

FORM: 1 | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,488,994
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,488,994**

All information reported in this Form is for the month of March, 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Marilyn Kerzner
PHONE / EMAIL	604-685-5200 Ext.270 mkerz@lbix.com
DATE	April 3, 2003

Page 4 of 31

TORONTO STOCK EXCHANGE TSX